www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/05/13: To announce the registration of capital reduction due to cancellation of the RSA

99.2 Announcement on 2026/05/13: To announce accumulative shares repurchased exceeding NTD$300 million in value

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2026/05/12

2. Date of completion of capitalization change registration: 2026/05/12

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,785,246,190; the shares outstanding are 12,578,524,619 shares; book value per share is NT$32.33

(2) After the capital reduction: The paid-in capital is NT$125,769,848,700; the shares outstanding are 12,576,984,870 shares; book value per share is NT$32.34

(Note: Net worth per share was calculated based on the consolidated financial statements for the first quarter of 2026 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2026/05/13

2. No. of shares currently repurchased (shares): 6,500,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$637,759,742

5. Current average repurchase price per share (NTD): NTD$98.12

6. Cumulative no. of the company's own shares held during the repurchase period (shares): 16,751,000 shares

7. Cumulative no. of the company’s own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.13%

8. Any other matters that need to be specified: None